Exhibit 12.1

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES (1)

(in thousands, except ratio data)

CLOUD PEAK ENERGY INC.

	December 31,
	2016		2015	2014		2013		2012
Earnings:
Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$18,971		$(128,720)	$113,294		$63,066		$234,778
Amortization of capitalized interest	6,101		11,664	10,432		6,602		4,141
Distributions of income from equity investments	1,515		—	2,250		2,000		1,023
Capitalized interest	(1,205)		(1,018)	(208)		(29,378)		(41,975)
Fixed charges	48,112		49,365	56,605		71,682		79,448
Adjusted income from continuing operations before income tax provision	$73,494		$(68,709)	$182,373		$113,972		$277,415

Fixed charges:
Interest expense	$46,180		$47,561	$55,622		$41,665		$36,327
Capitalized interest	1,205		1,018	208		29,378		41,975
Interest within rental expense	727		786	775		639		1,146

Total fixed charges	$48,112		$49,365	$56,605		$71,682		$79,448
Ratio of earnings to fixed charges (2)	1.5	x	—	3.2	x	1.6	x	3.5	x

(1)

For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.

(2)	Earnings for 2015 were inadequate to cover fixed charges by $118.1 million.